SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 14, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release   ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF GOLDEN
CYCLE GOLD CORPORATION

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
14 January 2008
AGA18.07
ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF GOLDEN CYCLE GOLD CORPORATION
AngloGold Ashanti Limited (“AngloGold Ashanti”) is pleased to announce that it has agreed to acquire 100% of
Golden Cycle Gold Corporation (“GCGC”), through a merger transaction in which GCGC’s shareholders will receive consideration consisting of AngloGold Ashanti ADSs which, as of a recent date, represented aggregate consideration of approximately US$149 million (the “Transaction”). GCGC, which is listed and trades on the NYSE ARCA Exchange, is a Colorado based holding company with its primary investment being its joint venture interest in Cripple Creek & Victor Gold Mining Company (“CC&V”) located in Colorado, United States and which is majority owned and operated by AngloGold Ashanti.
AngloGold Ashanti’s principal rationale in the Transaction is to acquire GCGC’s primary investment in the CC&V joint venture, thereby enabling AngloGold Ashanti to own and consolidate a 100% interest in the CC&V mine. The CC&V joint venture was created in January 1991 as a means to develop the
Cripple Creek Mining District based on the land holdings consolidated by GCGC. GCGC provided the land holdings to the CC&V joint venture and a predecessor-in-interest to AngloGold Ashanti provided, among other things, the capital in the form of an initial loan. When AngloGold Ashanti acquired its majority interest in the CC&V joint venture, it also acquired the initial loan which has changed over the years with capital infusion and repayment. Under the terms of the CC&V joint venture agreement,
AngloGold Ashanti is entitled to 100% of the net proceeds from the CC&V mine until completion of several intermediate stages, including repayment of the initial loan, at which time GCGC becomes entitled to, among other matters, its share of 33% of the net proceeds from the CC&V mine.
Under the Transaction, it is proposed that each share of GCGC’s common stock will be converted into the right to receive AngloGold Ashanti ADSs on the basis of an exchange ratio of 29 AngloGold Ashanti ADSs per 100 shares of GCGC’s common stock. Based upon the closing price of AngloGold Ashanti ADSs as traded on the
NYSE on Friday, January 11, 2008 of US$49.59, this exchange ratio represents an offer price of US$14.38 per share of the Company’s common stock and an aggregate transaction value of US$149 million, based on 10.35 million shares outstanding on a fully diluted basis. This price represents a premium of 29.1 percent over the volume-weighted average price of the GCGC’s common stock during the thirty-day period up to and including
Friday, January 11, 2008 and a premium of 37.0 percent over the closing price of the Company’s common stock on Friday, January 11, 2008.
It is proposed that the Transaction will be implemented as a statutory merger under Colorado law and as such is subject to the approval of the holders of two-thirds of GCGC’s common shares at a GCGC shareholders’ meeting convened to consider and vote on the Proposed Transaction. AngloGold Ashanti has entered into an agreement
(the “Merger Agreement”) with GCGC that regulates the implementation of the Transaction in accordance with the above. In addition, the Merger Agreement includes certain provisions related to GCGC shareholder and board support and recommendation, exclusivity and restrictions on GCGC’s ability to solicit counter offers to the
Transaction, as well as break fees in the event the Transaction Agreement is terminated due to certain actions.
AngloGold Ashanti has entered into agreements with GCGC shareholders holding about 44% of GCGC’s total outstanding issued common stock. Under these agreements, these GCGC shareholders have undertaken to vote in favor of the Transaction, as well as not to encourage or support the solicitations of any counter offers to the
Transaction and to provide all reasonable assistance as deemed necessary to assist AngloGold Ashanti and
GCGC in the implementation of the Transaction.

The Transaction is also conditional upon all necessary regulatory approvals (including the approval of the South
African Reserve Bank) having been obtained as well as there being no material adverse change in regards to
GCGC or CC&V (that is beyond the control of AngloGold Ashanti) prior to the closing of the Transaction.
The registration statement as required to register the AngloGold Ashanti ADSs to be issued to GCGC shareholders under the U.S. Securities laws will be filed with the Securities Exchange Commission, and the proxy statement/prospectus for the GCGC Shareholders’ Meeting to consider and approve the
Transaction will be posted to GCGC shareholders in due course
Commenting on the Transaction, Richard Duffy, Executive Vice President of AngloGold Ashanti, said “Successful completion of this transaction will enable us to consolidate the full mineral endowment at CC&V over the remainder of the mine’s life, whilst also simplifying the ownership structure of this long life North American asset.”
Legal Adviser
Davis Graham & Stubbs LLP
Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 350 0757 afine@AngloGoldAshanti.com
Himesh Persotam (Investors)      +27 (0) 11 637 6647                 +27 (0) 82 339 3890                  hpersotam@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning development of the CC&V mine, the economic outlook in the gold mining industry, expectations regarding gold prices and production, growth prospects and outlook of CC&V, synergies and other benefits anticipated from this investment and the timing of the completion of the proxy statement/prospectus, contain certain forward-looking statements regarding the proposed merger transaction involving AngloGold Ashanti Limited (“AngloGold Ashanti”)
and Golden Cycle Gold Corporation (“GCGC”). Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, receipt of necessary regulatory approvals, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
This communication is being made in respect of the proposed merger transaction involving AngloGold Ashanti and GCGC. In connection with the proposed transaction, AngloGold Ashanti will file with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S.
Securities and Exchange Commission (“SEC”) as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT
DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to
AngloGold Ashanti, 76 Jeppe Street, Newtown, 2001 PO Box 62117 Marshalltown 2107 Johannesburg 2001 T3 00000 South Africa,
Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO
80906, Attention: Chief Executive Officer, (719) 471-9013.
AngloGold Ashanti, GCGC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AngloGold Ashanti’s directors and executive officers is available in AngloGold Ashanti’s 20-F and AngloGold Ashanti’s 2006 Annual Report on Form 10-K, and information regarding GCGC’s directors and executive officers is available in GCGC’s proxy statement for its 2007 annual meeting of stockholders and GCGC’s 2006
Annual Report on Form 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: January 14, 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary